UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549




RECD S.E.C.
JUN 3 0 2003
1086

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

Commission file number: 0-49706

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Willow Grove Bank 401(k)/ Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Willow Grove Bancorp, Inc.
Welsh and Norristown Roads
Maple Glen, Pennsylvania 19002

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report for the Willow Grove Bank 401(k)/ Employee Stock Ownership Plan (the "Plan"):

Page

Independent Auditors' Report 1

Statement of Net Assets Available for Plan Benefits,
December 31, 2002 and 2001 2

Statement of Changes in Net Assets Available for Plan Benefits,
Years ended December 31, 2002 and 2001 3

Notes to Financial Statements 4

Schedules:

1 Schedule H, Line 4i-Schedule of Assets (Held at End of Year),
December 31, 2002 8

2 Schedule H, Line 4j-Schedule of Reportable Transactions,
Year ended December 31, 2002 9



1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
Willow Grove Bancorp, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Willow Grove Bank 401(k)/Employee Stock Ownership Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the schedules of assets held at end of year and reportable transactions is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's *Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974*. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 27, 2003



WILLOW GROVE BANK
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments, at fair value	$ 6,817,704	4,367,028
Contributions receivable	734,892	229,956
Loans to participants	46,271	50,287
Total assets	7,598,867	4,647,271
Liabilities:		
Investment purchases payable	8,000	—
Excess contributions payable	12,498	25,493
Total liabilities	20,498	25,493
Net assets available for plan benefits	$ 7,578,369	4,621,778

See accompanying notes to financial statements.

WILLOW GROVE BANK
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Investment income:		
Net appreciation in fair value of investments	$ 1,576,817	777,088
Interest and dividend income	156,856	114,818
Contributions:		
Employer	895,413	377,209
Participants	354,661	306,581
Rollovers	35,948	249,185
Benefits paid to participants	(50,606)	(177,960)
Excess contributions to be refunded	(12,498)	(25,493)
Net increase	2,956,591	1,621,428
Net assets available for benefits:		
Beginning of year	4,621,778	3,000,350
End of year	$ 7,578,369	4,621,778

See accompanying notes to financial statements.

WILLOW GROVE BANK
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of the Plan

The Willow Grove Bank 401(k)/Employee Stock Ownership Plan (the Plan) was established effective January 1, 1993 by The Willow Grove Bank (the Bank) to recognize the contribution made to its operation by its employees. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution profit sharing 401(k) plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees are eligible to participate in the Plan at age 21, after completing one year of service and being credited with 1,000 hours of service. However, for purposes of salary reduction contributions, an employee is eligible to participate in the Plan after completion of 90 days of service.

(b) Contributions

The Plan provides for elective employee contributions up to 10% of compensation and a matching bank contribution limited to 5%.

In addition, the Bank may elect to contribute a discretionary amount to the Plan through a resolution of the board of directors.

(c) Participant Accounts

Participants can elect to invest their account balances in any or all of the investment funds available.

Each participant's account is credited with their contribution, an allocation of the Bank's contribution and an allocation of fund earnings. The allocation of earnings is based on participant account balances, as defined in the Plan agreement. The allocation of the Bank's elective contribution is based on participant compensation and their election regarding the investment funds available.

(d) Vesting and Forfeitures

If a participant attains age 65, or becomes permanently and totally disabled or dies, then the full value of the Bank's contributions allocated to his or her account becomes vested in the participant (or in their successor interest in the event of death) and is nonforfeitable. Prior to the occurrence of such an event, the value of the Bank's contributions will vest in a participant, based on years of service, as defined. A participant is 100% vested after six years of service.

Notwithstanding the event that gives rise to a participant's termination of employment, the balance of the participant's contributions plus actual earnings thereon are always 100% vested and nonforfeitable.

If a participant permanently terminates his or her employment for reasons other than death, total disability or retirement and is not fully vested, then he or she will forfeit the nonvested balance in his or her account that is derived from Bank contributions. All sums forfeited are used to reduce the Bank's contribution. Prior to January 1, 2002, forfeitures were allocated to participants in proportion to employer total compensation. Forfeited amounts for the years ended December 31, 2002 and 2001 were $13,504 and $28,941, respectively. The 2002 forfeitures, in their entirety were used to reduce 2003 contributions and the 2001 forfeitures were reallocated among the existing participants on a pro-rata basis based on their respective plan balances.

(e) Payment of Benefits

Benefits are paid according to the vested interest to which participants are entitled upon retirement, termination, death or disability. Benefits are distributed to the participant or beneficiary in installments or in a lump-sum payment as provided in the Plan.

(2) Summary of Significant Accounting Policies

The Plan's financial statements have been prepared in conformity with generally accepted accounting principles.

(a) Investment Valuation

Investments are stated at fair value as reported by the Trustee as of December 31, 2002 and 2001, based on the reported values for the Vanguard Mutual Funds and the Willow Grove Bancorp, Inc. Common Stock. The Willow Grove Bank Fixed account is valued at cost, which approximates fair value. Accrued interest and dividends are separately stated.

(b) Investment Income

Investment income is recorded as earned on the accrual basis. Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses on sales of investments are determined on an average-cost basis.

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses, and the unrealized appreciation (depreciation) on those investments.

(c) Plan Expenses

All administrative costs associated with the operation of the Plan and of record keeping are paid by the Bank in accordance with the terms of the Plan. Expenses associated with the mutual funds are paid by the Plan.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

(e) Risks and Uncertainties

The Plan provides for investment options in various mutual funds, Willow Grove Bancorp, Inc. stock and a bank savings account.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

(3) Investments

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001:

		2002	2001
Investments at fair value:			
* Willow Grove Bank Money Market	$	1,215,505	1,302,106
* Willow Grove Bancorp, Inc. Stock		4,552,767	2,347,704
Vanguard Fund – Windsor II Fund Admiral (VWNAX)		—	256,023

* Party-in-interest

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,576,817 and $777,088, respectively, as follows:

		2002	2001
Mutual funds	$	(130,037)	(14,980)
Common stock		1,706,854	792,068
Total investments		1,576,817	777,088

(Continued)

WILLOW GROVE BANK
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(4) Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

		December 31,	
		2002	2001
Net assets:			
* Willow Grove Bancorp, Inc. Common Stock Employee Stock Ownership Plan	$	1,816,672	667,296

		Years ended December 31,	
		2002	2001
* Willow Grove Bancorp, Inc. Common Stock Employee Stock Ownership Plan			
Changes in net assets:			
Contributions	$	734,892	229,956
Interest and dividends		—	—
Net appreciation (depreciation)		432,210	169,195
Benefits paid to participants		(9,535)	(7,571)
Forfeitures		(8,191)	—
	$	1,149,376	391,580

*Party-in-interest

(5) Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6) Tax Status

On August 8, 2002, the Bank received a favorable determination from the U.S. Department of Treasury that the Plan is currently designed in compliance with the applicable requirements of the *Internal Revenue Code*. In addition, the Plan's administrator believes that the Plan is currently being operated in compliance with those requirements and is, therefore, exempt from federal income taxes under provisions of Section 501(a).

Schedule 1

WILLOW GROVE BANK
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue	Description of investment		Fair value
Investments at fair value:			
The Vanguard Funds	Mutual fund, 799 shares in Vanguard European Index	$	12,952
The Vanguard Funds	Mutual fund, 2,638 shares in Vanguard Explorer		119,986
The Vanguard Funds	Mutual fund, 1,332 shares in Vanguard 500 Index Trust		108,061
The Vanguard Funds	Mutual fund, 4,189 shares in Vanguard Growth Index		83,566
The Vanguard Funds	Mutual fund, 2,013 shares in Vanguard Short-Term Federal Fund		21,544
The Vanguard Funds	Mutual fund, 7,550 shares in Vanguard Wellington Fund		185,436
The Vanguard Funds	Mutual fund, 2,347 shares in Vanguard Long-Term Corp. Bond		21,659
The Vanguard Funds	Mutual fund, 7,705 shares in Vanguard Wellesley Fund		153,335
The Vanguard Funds	Mutual fund, 6,289 shares in Windsor II - Admiral Shares		232,201
The Vanguard Funds	Money market fund, 110,692 shares in Prime Money Market Fund		110,692
* Willow Grove Bank	Money market fund, 1,215,505 shares Willow Grove Bank Fixed		1,215,505
* Willow Grove Bank	Common stock, 328,008 shares in Willow Grove Bancorp, Inc. Stock		4,552,767
		$	6,817,704
* Participant Loans	Loans	$	46,271

* Party-in-interest

See accompanying independent auditors' report.

Schedule 2

WILLOW GROVE BANK
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2002

(single transaction or series of transactions in one issue aggregating 5% or more of the market value of plan assets at January 1, 2002)

Name of party and description of assets	Purchases	Sales		Gain	Number of purchases and issuances	Number of sales and redemptions
		Cost	Proceeds			
Series of transactions:						
* Willow Grove Bancorp, Inc. common stock	$ 346,209	9,603	17,726	8,123	9	6

* Party-in-interest

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WILLOW GROVE BANK 401(k)/ EMPLOYEE STOCK OWNERSHIP PLAN



June 27, 2003

By: ______________________
Frederick A. Marcell Jr.
Plan Administrator

INDEX TO EXHIBITS

Number	Description
23	Independent Auditors' Consent
99	Statement Pursuant to 18 U.S.C. Section 1350 as Required by Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 23

Independent Auditors' Consent

The Board of Directors
Willow Grove Bancorp, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-70131) on Form S-8 of Willow Grove Bancorp, Inc. of our report dated June 27, 2003, relating to the statements of net assets available for plan benefits of Willow Grove Bank 401(k)/Employee Stock Ownership Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2002, annual report on Form 11-K of Willow Grove Bank 401(k)/Employee Stock Ownership Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 27, 2003

Exhibit 99

STATEMENT PURSUANT TO
18 U.S.C. SECTION 1350
AS REQUIRED BY
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Willow Grove Bank 401(k)/Employee Stock Ownership Plan (the "Plan") on Form 11-K (the "Report") for the fiscal year ending December 31, 2002, as filed with the Securities and Exchange Commission, the undersigned hereby certifies that to the best of his knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 27, 2003



Frederick A. Marcell Jr.
Plan Administrator